BNY MELLON ETF TRUST II

July 29, 2026

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:
BNY Mellon ETF Trust II (the “Registrant”)
Request for Withdrawal of Registration Statement on Form N-14 (File No. 333-297775)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Registrant hereby requests the withdrawal of the Registrant’s registration statement on Form N-14 (File No. 333-297775) (the “Registration Statement”), which was filed with the U.S. Securities and Exchange Commission on July 29, 2026 (Accession No. 0002071844-26-000885) in connection with the reorganization of the BNY Mellon International Fund and BNY Mellon Small Cap Multi-Strategy Fund, each a series of BNY Mellon Funds Trust, into the BNY Mellon Active International Equity ETF and BNY Mellon Small Cap ETF, respectively, each a series of the Registrant.

The Registrant is withdrawing the Registration Statement because it was inadvertently filed on EDGAR without a facing page. The Registrant will subsequently file a new registration statement on Form N-14 with a facing page.

The Registration Statement is not yet effective and no securities have been sold in connection with the offering described in the Registration Statement. The Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477.

If you have any questions regarding the foregoing application for withdrawal, please contact Beau Yanoshik of Morgan, Lewis & Bockius LLP at (202) 373-6133.

Sincerely,

/s/ Lisa M. King

Lisa M. King

Vice President and Assistant Secretary

cc:
Beau Yanoshik
Jeff Prusnofsky